Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 25, 2009, relating to the consolidated financial statements and financial statement schedules of Integrys Energy Group, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of a new accounting standard), and our report dated February 25, 2009, related to the effectiveness of Integrys Energy Group, Inc.’s internal control over financial reporting, both appearing in the Annual Report on Form 10-K of Integrys Energy Group, Inc. for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
March 25, 2009